

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

January 5, 2011

Marc Schechtman
Director of Planning
Reshoot Production Company
315 East New Market Road
Immokalee, FL 34142

      Re: **Reshoot Production Company**
              Preliminary Information Statement on Schedule 14C
              Filed September 3, 2010

Dear Mr. Schechtman:

      We have completed our review of your filings and do not have any further comments at this time.

                             Sincerely,

                             John Dana Brown
                             Attorney-Advisor